UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan
c/o Bunge North America, Inc.
1391 Timberlake Manor Parkway
Chesterfield, MO 63017

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY 10606

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee
of the Bunge Retirement Savings Plan
Saint Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2011.

/s/Brown Smith Wallace LLP
St. Louis, Missouri
June 26, 2018

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016

INVESTMENTS, at fair value:

Mutual funds	$280,770,063	$236,709,374
Bunge Limited common shares	9,271,076	10,936,673
Interest bearing cash	2,267,654	3,642,617
Common stock	3,744,014	2,136,166
Total Plan interest in Bunge Defined Contribution - Master Trust	296,052,807	253,424,830

RECEIVABLES:
Notes receivable from participants	4,351,608	3,795,406
Employer contributions	402,769	386,923

Total receivables	4,754,377	4,182,329

NET ASSETS AVAILABLE FOR BENEFITS	$300,807,184	$257,607,159

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

ADDITIONS:
Participants’ contributions	$14,623,331	$14,332,348
Employer contributions	6,710,051	6,658,781
Rollover contributions	1,187,548	2,876,759
Interest income on notes receivable from participants	157,237	139,735
Plan interest in Bunge Defined Contribution Master Trust:
Investment income — dividends	13,932,894	8,013,208
Investment income — interest	21,224	84,225
Net appreciation in value of investments	32,552,603	7,634,311

Net appreciation of Plan interest in Bunge Defined Contribution Master Trust	46,506,721	15,731,744

Plan transfers	110,603	54

Total Additions	69,295,491	39,739,421

DEDUCTIONS:
Benefits paid to participants	26,076,787	23,502,634
Administrative expenses	18,679	17,623

Total Deductions	26,095,466	23,520,257

INCREASE IN NET ASSETS	43,200,025	16,219,164

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	257,607,159	241,387,995

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$300,807,184	$257,607,159

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Retirement Savings Plan (the “Plan”) was established on January 1, 1971. On January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income (Loss) Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, other common stock, and interest bearing cash holdings that are stated at estimated fair value based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings (losses) on investments are allocated to participants based on daily account balances. See Note 9 for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the plan document.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, other common stock, and interest bearing cash holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes, could materially affect the amounts reported in the financial statements.
Subsequent Events - The Plan has evaluated subsequent events through the date the financial statements were available to be issued.
Recently Adopted Accounting Pronouncement — In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No. 2017-06, Plan Accounting Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). The amendments in this update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, ASU 2017-06 removed the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Lastly, ASU 2017-06 removed the redundant investment disclosures relating to the 401(h) account assets, which is not applicable to the Plan. The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively. Early adoption is permitted. Adoption of ASU 2017-06 will not have a material impact on the face of the Plan’s

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

financial statements. Upon adoption, the Plan will be required to modify various disclosures relating to the Plan’s investments in master trusts.

2.	PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the plan document for a more complete description of the applicable provisions of the Plan. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc.; Bunge Oils, Inc.; Bunge North America (East), L.L.C.; Bunge North America (OPD West), Inc.; Bunge Management Services Inc.; Bunge Global Markets, Inc.; Bunge North America, Inc. or their subsidiaries; EGT, LLC; or Bunge-SCF Grain, LLC (collectively the “Employer Group”) are immediately eligible to participate in the Plan. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS
Participants may contribute up to 50% of their base salary during the plan year on a pre-tax basis. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax basis could not exceed $18,000. However, if a participant reached age 50 by December 31, they are able to contribute an additional $6,000 in “catch up” contributions to the Plan on a pre-tax basis.
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.
Monthly matching contributions are made in cash by the Employer Group. Participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (subject to certain limits) (the “Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.
Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.
Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre-January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan. A participant may withdraw all or any portion of their after-tax contribution account or rollover contribution account, including earnings, at any time.

4.	NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term and participants can have no more than one loan outstanding at any given time. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2017, participant loans bear interest rates of 3.75% to 4.75% and mature through April 2047. No allowance for credit losses have been recorded as of December 31, 2017 or 2016. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.

5.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.

6.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on April 16, 2014, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $18,679 and $17,623 for the years ended December 31, 2017 and 2016, respectively.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 144,658 and 158,086 common shares of Bunge Limited at December 31, 2017 and 2016, respectively of which 138,209 and 151,394 shares were allocated to the Plan at December 31, 2017 and 2016. During 2017 and 2016, the Plan recorded dividend income of $248,777 and $255,912, respectively, and net (depreciation) appreciation in fair value of $(589,151) and $630,295, respectively, from Bunge Limited common shares.

8.	INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
The investments of the Trust at December 31, 2017 and 2016 are summarized as follows:

	2017	2016

Cash	$2,354,140	$3,762,039

Investments – at fair value:
Mutual funds	293,603,118	247,907,758
Bunge Limited common shares	9,703,659	11,420,133
Common stock	4,036,989	2,280,097

Total investment at fair value	307,343,766	261,607,988

Receivables
Notes receivable from participants	4,472,823	3,877,763

Total receivables	4,472,823	3,877,763

Total	$314,170,729	$269,247,790

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

The Plan’s interest in the net assets of the Trust was approximately 95.6% and 95.5% at December 31, 2017 and 2016, respectively.

9.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2017 and 2016.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of debt and equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2017 and 2016. The tables do not include the Trust’s cash of $2,354,140 and $3,762,039, respectively, in accordance with the disclosure requirements of ASC 820.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

	Fair Value Measurements at December 31, 2017, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$293,603,118	$—	$—	$293,603,118
Bunge Limited common shares	9,703,659	—	—	9,703,659
Common stock	4,036,989	—	—	4,036,989

Total	$307,343,766	$—	$—	$307,343,766

	Fair Value Measurements at December 31, 2016, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$247,907,758	$—	$—	$247,907,758
Bunge Limited common shares	11,420,133	—	—	11,420,133
Common stock	2,280,097	—	—	2,280,097

Total	$261,607,988	$—	$—	$261,607,988

The following tables set forth by level within the fair value hierarchy a summary by category of debt and equity securities held by the Plan included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2017 and 2016. The tables do not include the Plan’s cash of $2,267,654 and $3,642,617, respectively, in accordance with the disclosure requirements of ASC 820.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

	Fair Value Measurements at December 31, 2017, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$280,770,063	$—	$—	$280,770,063
Bunge Limited common shares	9,271,076	—	—	9,271,076
Common stock	3,744,014	—	—	$3,744,014

Total	$293,785,153	$—	$—	$293,785,153

	Fair Value Measurements at December 31, 2016, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$236,709,374	$—	$—	$236,709,374
Bunge Limited common shares	10,936,673	—	—	10,936,673
Common stock	2,136,166	—	—	2,136,166

Total	$249,782,213	$—	$—	$249,782,213

10.	PLAN TRANSFERS
Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 26, 2018	By:	/s/ Gregory Billhartz
Gregory Billhartz
Plan Administrator

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2017 AND 2016

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-75762) of our report dated June 26, 2018, relating to the statements of net assets available for benefits of the Bunge Retirement Savings Plan as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, which appears in the December 31, 2017 Annual Report on Form 11-K of the Bunge Retirement Savings Plan.

/s/ Brown Smith Wallace LLP
St. Louis, Missouri
June 26, 2018